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                                                                       EXHIBIT 4


                          DESCRIPTION OF CAPITAL STOCK

Authorized Shares

     The Company's authorized shares consist of 15,000,000 shares of Class A Common Stock, $0.01 par value, 40,000,000 shares of Class B Common Stock, $0.01 par value, and 5,000,000 shares of Preferred Stock, without par value. Based on the number of shares of Class A Common Stock outstanding as of August 25, 1997, after giving effect to the sale of the 2,000,000 shares of Class B Common Stock offered hereby, there will be 10,214,286 shares of Class A Common Stock and 2,000,000 shares of Class B Common Stock, or an aggregate of 12,214,286 shares of Common Stock, outstanding upon completion of the offering. No shares of Preferred Stock have been issued as of the date of this Prospectus.

Common Stock

     The two classes of Common Stock entitle holders to the same rights and privileges, except that holders of shares of Class A Common Stock are entitled to three votes per share on all matters submitted to a vote of holders of Common Stock, and holders of shares of Class B Common Stock are entitled to one vote per share on such matters. The two classes of Common Stock vote together as a single class on all matters except as otherwise required by applicable law.

     The Class A Common Stock will automatically be converted into shares of Class B Common Stock on a share-for-share basis upon any transfer or purported transfer to any person other than: (i) a dividend or other distribution of the shares of Class A Common Stock to the shareholders of BWI; or (ii) family members of the transferee, or trusts for the benefit of or entities controlled by the transferee or family members of the transferee.

     Except as set forth below (and as provided by law), all matters submitted to a vote of shareholders will be voted on by holders of Class A Common Stock and Class B Common Stock voting together as a single class. Holders of outstanding shares of Class A Common Stock and Class B Common Stock, respectively, vote separately as a class with respect to certain amendments to the Company's Restated Articles of Incorporation. These amendments would include changes in the aggregate number of authorized shares of a class, an exchange or reclassification of shares of one class into another class, or other changes to the designation, rights, preferences or limitations of a class.

     Subject to any preferential rights of any Preferred Stock created by the Company's Board of Directors, each outstanding share of Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors. Holders of shares of Class A Common Stock and holders of shares of Class B Common Stock will be treated equally with respect to such dividends, except that in the case of dividends payable in Common Stock, holders
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of Class A Common Stock may only receive shares of Class A Common Stock and holders of Class B Common Stock may only receive shares of Class B Common Stock. See "Dividend Policy." Holders of Common Stock are not entitled to cumulate their votes in election of directors; therefore, the holders of a majority of the votes cast in an election of the Board of Directors of the Company can elect all the directors up for election, if they so choose. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive on a pro rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of Preferred Stock.

Preferred Stock

     The authorized Preferred Stock is available for issuance from time to time at the discretion of the Board of Directors without shareholder approval. The Board of Directors has the authority to prescribe for each series of Preferred Stock it establishes the number of shares in that series, the number of votes (if any) to which such shares in that series are entitled, the consideration for such shares in that series and the designations, powers, preferences and relative, participating, option or other special rights, and such qualifications, limitations or restrictions of the shares in that series. Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock.

Authorized But Unissued Shares

     Indiana law does not require shareholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of unissued and unreserved shares may be to enable the Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management and possibly deprive the shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

No Preemptive Rights

     No holder of any class of authorized shares of the Company has any preemptive right to subscribe to any securities of the Company of any kind or class.

Certain Provisions of Restated Articles of Incorporation and By-Laws

     Certain provisions of the Company's Restated Articles of Incorporation and By-Laws may delay or make more difficult unsolicited acquisitions or changes of control of the

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Company.  Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company's shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of the Company without the concurrence of the Board of Directors. These provisions include: (i) the division of the Board of Directors into three classes, each class serving "staggered" terms of office of three years (see "Management--Directors and Executive Officers"); (ii) the availability of authorized shares of stock for issuance from time to time at the discretion of the Board of Directors (see "--Authorized But Unissued Shares");
(iii) provisions allowing the removal of directors only for cause and only upon a 66 2/3% shareholder vote, taken at a meeting called for that purpose; (iv) provisions which require the participation of 80% of the voting power of the outstanding Common Stock in order for the shareholders to demand the calling of a special meeting of shareholders; and (v) requirements for advance notice for raising business or making nominations at shareholders' meetings.

     The Company's By-Laws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders of the Company and with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors. Although the Company's By-Laws do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders.

     The Restated Articles of Incorporation provide that, in the case of a merger, sale of assets, issuance of securities, liquidation or reclassification (a "business combination") involving a beneficial owner of 10% or more of the voting power of the Company's capital stock (a "Related Person"), or any affiliate or associate of a Related Person, such business combination must be approved by (i) 66 2/3% of the voting power of the outstanding voting stock of the Company and (ii) a majority of the then outstanding voting power of the voting stock held by shareholders other than the Related Person, unless the business combination is approved in advance by the Continuing Directors (as defined in the Restated Articles of Incorporation) or the consideration to be received by shareholders in the business combination is at least equal to the highest price paid by the Related Person in acquiring its interest in the Company, with certain adjustments, and certain other requirements are met. The term Related Person does not include any person who beneficially owned more than 20% of the voting power of the Company's capital stock or of BWI on August 25, 1997. See "Principal Shareholder."

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Certain Provisions of Indiana Law

     The Indiana Business Corporation Law (the "IBCL") applies to the Company as an Indiana corporation. Under certain circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisition or changes of control of the Company. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

     Control Share Acquisitions. Pursuant to Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an "acquiring person" who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. In the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing corporation have dissenters' rights to receive the fair value of their shares. Under the IBCL, "control shares" means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more. "Control share acquisition" means, subject to certain exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or pursuant to a plan to make a control share acquisition are considered to have been acquired in the same acquisition. "Issuing public corporation" means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and either (i) more than 10% of its shareholders resident in Indiana, (ii) more than 10% of its shares owned by Indiana residents or (iii) 10,000 shareholders resident in Indiana.
The above provisions do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or by-laws (including a board adopted by-law) provide that said provisions do not apply. The Company's Restated Articles of Incorporation and By-Laws do not exclude the Company from the restrictions imposed by such provisions.

     Certain Business Combinations. Sections 23-1-43-1 to 23-1-43-23 of the IBCL restrict the ability of a "resident domestic corporation" to engage in any combinations with an "interested shareholder" for five years after the interested shareholder's date of acquiring shares unless the combination or the purchase of shares by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if such shareholder receives approval from a majority of the disinterested shares or the offer meets

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certain fair price criteria.  For purposes of the above provisions, "resident domestic corporation" means an Indiana corporation that has 100 or more shareholders. "Interested shareholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective until 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. The Company's Restated Articles of Incorporation do not exclude the Company from the restrictions imposed by such provisions.

     Directors' Duties and Liability. Under Section 23-1-35-1 of the IBCL, directors are required to discharge their duties: (i) in good faith; (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (iii) in a manner the directors reasonably believe to be in the best interests of the Company. However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director's office and the action or failure to act constitutes willful misconduct or recklessness. The exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

     Section 23-1-35-1 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation's shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Once the board has determined that the proposed action is not in the best interests of the corporation, it has no duty to remove any barriers to the success of the action, including a rights plan. Section 23-1-35-1 specifically provides that certain judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of that section.

Transfer Agent

     The Transfer Agent for the Class B Common Stock is Harris Trust and Savings Bank.

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